News Release

Alexco Announces Discovery of High Grade Zinc Mineralization with Silver at
Onek Deposit Located Near the Bellekeno Historic Mine Area; Keno Hill District

September 6, 2007 Vancouver, British Columbia -- Alexco Resource Corp. (TSX: AXR) ("Alexco") is pleased to announce additional results from its 2007 core drilling program at the Keno Hill Project, Yukon, being managed by NovaGold Resources Inc. (TSX, AMEX: NG). Drilling in the area of the historic Onek mine, located approximately 1.5 kilometers northwest of the Bellekeno property, has intersected high grade zinc mineralization with silver in several drill holes. Exploration including follow up drilling in the Onek and Bellekeno areas continues at full pace in the Keno Hill District.

Highlights

Complete assay results have been received for all three of the holes drilled in the historic Onek mine area, located adjacent to the Bellekeno historic mine area in the eastern part of the Keno Hill Silver District:

DDH K07-069 which cut an interval grading: 29.45% zinc, 0.842 g/tonne gold, 85.4 g/tonne silver (2.5 ounces per ton) and 0.14% lead or 59.5 ounces per ton silver equivalent over 6.00 meters from 161.20 to 167.20 meters.

DDH K07-074 which cut an interval grading: 26.85% zinc, 0.335 g/tonne gold, 166.5 g/tonne silver (4.9 ounces per ton) and 0.54% lead or 56.5 ounces per ton silver equivalent over 1.26 meters from 161.92 to 163.18 meters.

DDH K07-072 cut an interval grading: 11.98% zinc, 0.708 g/tonne gold, 30.98 g/tonne silver (0.90 ounces per ton) and 0.05% lead or 24.8 ounces per ton silver equivalent over 2.72 meters from 179.98 to 182.70 meters.

Initial drilling in the area of the historic Onek mine has intersected significant intervals of very high-grade zinc-silver mineralization approximately 70 meters down plunge of known mineralization as defined by historic underground development. The initial drilling tested a strike length of approximately 100 meters of the Onek mineralized system which has a known strike length of 300 meters. Mineralization remains open at depth and along strike. The resource potential in the Onek area, as identified by initial drilling in 2007, raises the possibility of Onek being considered a proximal additional zinc-rich feed source in any future mine development decision which may be made at the nearby Bellekeno mine.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 1920
Vancouver, BC V6C 1S4

Onek Drilling

The Onek drilling has expanded high-grade zinc mineralization below the deepest development in the historic Onek mine where United Keno Hill Mines Limited’s historic records indicate a past production totaling 93,712 tons of ore averaging 13.77 opt silver, 5.54% lead and 3.43% zinc.

Based on the encouraging results from initial drilling, a follow-up drill program, testing the Onek mineralized structure including strike and plunge extensions, has been designed and is underway. This drilling will be complete in October and should enable the Company to decide whether or not to include Onek mineralization as an additional feed source in the Bellekeno base case scoping studies currently underway.

Assays from the three completed holes drilled at the historic Onek mine have been received and a summary of results is presented in Table 1.

Table 1: Summary of Initial Results from Onek Drilling
		From	To	Length	Ag	Ag	Au	Au	Pb	Zn	Ag eq*
Area	Hole #	meters	meters	meters	g/tonne	oz/ton	g/tonne	oz/ton	%	%	oz/ton
	K-07-
Onek	0069	161.20	167.20	6.00	85.42	2.5	0.842	0.025	0.14	29.45	59.5
Onek	includes	161.70	165.70	4.00	102.59	3.0	1.036	0.030	0.11	36.74	74.0

	K-07-
Onek	0072	174.23	175.80	1.57	84.60	2.5	0.020	<0.005	0.05	1.19	4.8
	K-07-
Onek	0072	179.98	182.70	2.72	30.98	0.9	0.708	0.021	0.05	11.98	24.8

	K-07-
Onek	0074	154.65	164.29	9.64	29.9	0.9	0.224	0.007	0.11	5.13	11.0
	includes	161.92	163.18	1.26	166.5	4.9	0.335	0.010	0.54	26.85	56.5
*Silver (Ag) equivalent calculated based on metal prices of US$525/oz Au, US$8.00/oz Ag, US$0.45/lb Pb, and US$0.75/lb Zn; metallurgical recoveries not considered.

A composite table of all 2007 drill results released to date is available on the Company’s website at www.alexcoresource.com. A plan section showing the Onek area, along with the 2007 completed drill holes, is also available for review.

Other Exploration Drilling - Update

Significant exploration potential remains in the Keno Hill Silver District which occupies an area of more than 220 square kilometers. Diamond drilling by Alexco over the past 14 months has tested the Bellekeno and Husky to Silver King corridor in some detail, whereas six other historic deposit areas have been subject to between one and three drill holes. More than 25 of the 35 past producing mines in the district remain to be evaluated through data compilation, review and

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 1920
Vancouver, BC V6C 1S4

diamond drill testing as warranted. Similarly, less than 5% of the potentially productive terrane in the district has been tested to date.

Drilling continues as planned in the Bellekeno historic mine area where two drilling rigs are currently testing the down plunge extension of the East ore zone as well as continued testing of the 99 and Southwest zones. Assay results are expected shortly from the East zone extension drilling and will be released when received. The 2007 Bellekeno drill program is scheduled for completion early October. An independent NI 43-101 technical analysis of the Bellekeno resource is on going, and scoping studies are continuing.

The secondary focus on systematic drill testing of numerous other Keno Hill District silver targets continues as planned. Drilling has recently been initiated on the Lucky Queen prospect where high-grade silver mineralization (402 ounces per ton silver over 0.30 meters) was intersected during the 2006 Alexco drill campaign. Following completion of Lucky Queen drilling, initial drill testing of the nearby Keno 700 mineralized system is planned. The Keno 700 system, a significant historic silver producer, has reported gold credits associated with silver mineralization and remains untested by Alexco to date.

Notes

True widths have not been determined for all the above reported drill intercepts but are believed to be representative of actual drill thicknesses.

The 2007 exploration drill program and sampling protocol has been reviewed, verified and compiled by Alexco’s geologic staff under the oversight of Stan Dodd, Senior Project Geologist for NovaGold and a Qualified Person as defined by National Instrument 43-101 ("NI 43-101"). A rigorous quality control and quality assurance protocol is used on the project, including blank, duplicate and standard reference samples in each batch of 20 samples that were delivered to the lab. All drill core samples were shipped to ALS Chemex Labs at Terrace, B.C. for preparation with fire assay and multi-element ICP analyses done at ALS Chemex Labs facility at North Vancouver, B.C.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill district produced more than 217 million ounces of silver with average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government's Minfile database). The historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers. The Keno Hill district is the second-largest historical silver producer in Canada.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company's core competencies and skills which include management of environmental services, execution of mine reclamation and closure

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 1920
Vancouver, BC V6C 1S4

operations and if appropriate, rejuvenation of exploration and development activity. NovaGold Resources Inc. with a 19% equity interest is Alexco’s largest shareholder.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 867-633-4881 or by email to info@alexcoresource.com or visit the Company’s website at www.alexcoresource.com.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 1920
Vancouver, BC V6C 1S4